Exhibit 99.1

Response Biomedical Corporation Announces Subscription Agreement for $8 Million Private Placement

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 28, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBF) announced today the signing of a subscription agreement providing for the sale of C$8 million of its common shares to funds affiliated with OrbiMed Advisors, LLC. The closing of the private placement is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”) and the shareholders of the Company. A shareholders’ meeting to approve the transaction is being scheduled for Tuesday, July 27, 2010 and shareholders will soon be receiving an information circular describing the proposed transaction in more detail.

“We are extremely pleased to have OrbiMed, the world’s largest and most prestigious healthcare-dedicated investment firm, invest in our Company,” said S. Wayne Kay, Chief Executive Officer of Response Biomedical. “The participation by OrbiMed’s affiliated Asia fund is indicative of our expanding growth in the China Market. We have begun putting in place an expanding global network of partners and distributors, in addition to Roche Diagnostics and 3M Healthcare, to access further commercial opportunities in the rapid clinical diagnostics area. With our growing revenues, this funding will allow us to concentrate on accomplishing our operational goals as we move toward becoming cash flow positive.”

“We are excited to invest in Response Biomedical, with its cutting edge commercialized rapid point-of-care diagnostics platform technology,” said Carl Gordon, founding General Partner of OrbiMed Advisors. “We see the value in growth expansion opportunities in China and other key international markets, especially in the cardiac space. Response Biomedical has assembled a strong team and commercial partners and we look forward to working together to help build this business.”

Pursuant to the subscription agreement, the Company has agreed to issue an aggregate of 13,333,333 common shares at a price of C$0.60 per share. The common shares issued under the subscription agreement will have a hold period under Canadian law of four months and one day from the closing. The Company has agreed to nominate two representatives of OrbiMed Advisors to serve on the Company’s board of directors, provided that OrbiMed or its affiliates continue to hold at least 5,800,000 common shares of the Company. Net proceeds of the private placement will be used primarily for general operating expenses. A finder in the private placement will be receiving a cash fee that equals three percent of the gross proceeds raised from the private placement.

The offer and sale of the securities described herein have not been registered under the U.S. Securities Act of l933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBFD". For further information, please visit the Company's website at www.responsebio.com.

About OrbiMed Advisors

OrbiMed is a preeminent investment firm dedicated exclusively to the healthcare sector, with over $5 billion in assets under management. OrbiMed invests across the entire spectrum of pharmaceutical, biotechnology and medical device companies on a worldwide basis. Investments are made through venture capital funds, hedge funds, and other investment vehicles.

Since inception of its venture capital activities in 1993, OrbiMed has partnered with over 100 companies across a wide range of therapeutic categories and stages of development. OrbiMed’s investment team includes approximately 40 experienced professionals with offices in New York City, Tel Aviv, San Francisco, Shanghai and Mumbai. As the largest investment firm dedicated to the healthcare sector, OrbiMed is a capital provider of choice, bringing global resources required to be an exceptional long term partner for building world-class biopharmaceutical and medical technology companies. www.OrbiMed.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the private placement, future revenues, our expanding global network, growth possibilities and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com